-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  -------------


                                    FORM 11-K


(Mark One)
     [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                   OR

     [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM         TO

                       COMMISSION FILE NUMBER 0-23181


                 PAULA FINANCIAL AND SUBSIDIARIES
                  401(K) RETIREMENT SAVINGS PLAN
                       (Full title of Plan)



                          PAULA FINANCIAL
                 300 NORTH LAKE AVENUE, SUITE 300
                        PASADENA, CA 91101
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)






-------------------------------------------------------------------------------

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN


         INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND EXHIBIT


ITEM

Independent Auditor's Report

Statement of Net Assets Available for Plan Benefits as of December 31, 1999

Statement of Net Assets Available for Plan Benefits as of December 31, 1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year
   Ended December 31, 1999

Notes to Financial Statements

Schedule G Part I - Schedule of Loans or Fixed Income Obligations In Default or Classified as Uncollectible - December 31, 1999

Schedule H Item 4i - Schedule of Assets Held for Investment Purposes at End of
   Year - December 31, 1999

Signatures

Exhibit 23 - Consent of Independent Auditor

                         PAULA FINANCIAL AND SUBSIDIARIES
                          401(K) RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                                        AND
                               SUPPLEMENTARY DATA
                                DECEMBER 31, 1999

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

         INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                           Page
                                                                           ----

Independent Auditor's Report..................................................1

Statement of Net Assets Available for Plan
 Benefits as of December 31, 1999.............................................2

Statement of Net Assets Available for Plan
 Benefits as of December 31, 1998.............................................4

Statement of Changes in Net Assets Available for Plan
   Benefits for the year ended December 31, 1999..............................6

Notes to Financial Statements.................................................8


                                                                       Schedule
                                                                       --------

Schedule G Part 1- Schedule of Loans or Fixed Income Obligations
 In Default or Classified as Uncollectible - December 31, 1999................1

Schedule H Item 4i - Schedule of Assets Held for Investment
 Purposes At End of Year- December 31, 1999...................................2

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          [LETTERHEAD OF PETER T. MANAHAN]


                            INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee of
The PAULA Financial And Subsidiaries
401(K) Retirement Savings Plan

I have audited the accompanying statements of net assets available for plan benefits of PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets for plan benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) loans or fixed income obligations in default or classified as uncollectible and (2) assets held for investments purposes at end of year are presented for the purpose of additional analysis and are not part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Peter T. Manahan
Peter T. Manahan
Certified Public Accountant

Pasadena, California
June 9, 2000

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1999



                                  Fund 1         Fund 2         Fund 3         Fund 4         Fund 5         Fund 6
                                  ------         ------         ------         ------         ------         ------
Assets


Investments:
  Group annuity contracts,
    at contract value           $3,900,216              -              -               -             -               -
  Pooled separate accounts,
    at fair value                        -      1,062,328        405,241       1,560,151       576,145       5,155,905
  Loans to participants                  -              -              -               -             -               -
                                --------------------------------------------------------------------------------------
                                 3,900,216      1,062,328        405,241       1,560,151       576,145       5,155,905
Receivables:
  Employer's contribution            5,263          2,714            686           3,006           815           1,630
  Participants' contributions       11,227          6,469          2,576           8,183         1,626           2,062
  Accrued interest                   7,295              -              -               -             -               -
                                --------------------------------------------------------------------------------------
                                    23,785          9,183          3,262          11,189         2,441           3,692
                                --------------------------------------------------------------------------------------

Total assets                     3,924,001      1,071,511        408,503       1,571,340       578,586       5,159,597

Liabilities                              -              -              -               -             -               -
                                --------------------------------------------------------------------------------------

Net assets available for
  Plan benefits                 $3,924,001      1,071,511        408,503       1,571,340       578,586       5,159,597
                                ======================================================================================


                                                           -CONTINUED-

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                             DECEMBER 31, 1999



                                  Fund 7         Fund 8         Fund 9         Fund 10        Fund 11         Total
                                  ------         ------         ------         -------        -------        ------
Assets


Investments:
  Group annuity contracts,
    at contract value                    -              -              -               -             -       3,900,216
  Pooled separate accounts,
    at fair value                   93,142        181,374        605,522         977,734             -      10,617,542
  Loans to participants                  -              -              -               -       636,699         636,699
                                --------------------------------------------------------------------------------------
                                    93,142        181,374        605,522         977,734       636,699      15,154,457
Receivables:
  Employer's contribution              220            490          1,485           1,896             -          18,205
  Participants' contributions          614          1,455          5,217           5,275             -          44,704
  Accrued interest                       -              -              -               -             -           7,295
                                --------------------------------------------------------------------------------------
                                       834          1,945          6,702           7,171             -          70,204
                                --------------------------------------------------------------------------------------

Total assets                        93,976        183,319        612,224         984,905       636,699      15,224,661

Liabilities                              -              -              -               -             -               -
                                --------------------------------------------------------------------------------------

Net assets available for
  Plan benefits                     93,976        183,319        612,224         984,905       636,699      15,224,661
                                ======================================================================================

See accompanying notes to financial statements.

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1998



                                  Fund 1         Fund 2         Fund 3         Fund 4         Fund 5         Fund 6
                                  ------         ------         ------         ------         ------         ------
Assets


Investments:
  Group annuity contracts,
    at contract value           $3,535,837              -              -               -             -               -
  Pooled separate accounts,
    at fair value                        -        874,448        371,923         750,993       415,324         549,930
  Loans to participants                  -              -              -               -             -               -
                                --------------------------------------------------------------------------------------
                                 3,535,837        874,448        371,923         750,993       415,324         549,930
Receivables:
  Employer's contribution            3,988          1,222            503           1,183           584             633
  Participants' contributions        9,206          3,161          1,660           3,298         1,350             999
  Accrued interest                   5,890              -              -               -             -               -
                                --------------------------------------------------------------------------------------
                                    19,084          4,383          2,163           4,481         1,934           1,632
                                --------------------------------------------------------------------------------------

Total assets                     3,554,921        878,831        374,086         755,474       417,258         551,562

Liabilities                              -              -              -               -             -               -
                                --------------------------------------------------------------------------------------

Net assets available for
  Plan benefits                 $3,554,921        878,831        374,086         755,474       417,258         551,562
                                ======================================================================================


                                                           -CONTINUED-

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                             DECEMBER 31, 1998



                                  Fund 7         Fund 8         Fund 9         Fund 10        Fund 11         Total
                                  ------         ------         ------         -------        -------        ------
Assets


Investments:
  Group annuity contracts,
    at contract value                    -              -              -               -             -       3,535,837
  Pooled separate accounts,
    at fair value                   27,687         77,909        323,491         275,196             -       3,666,901
  Loans to participants                  -              -              -               -       492,025         492,025
                                --------------------------------------------------------------------------------------
                                    27,687         77,909        323,491         275,196       492,025       7,694,763
Receivables:
  Employer's contribution               32            236            587             537             -           9,505
  Participants' contributions           72            779          1,844           1,580             -          23,949
  Accrued interest                       -              -              -               -             -           5,890
                                --------------------------------------------------------------------------------------
                                       104          1,015          2,431           2,117             -          39,344
                                --------------------------------------------------------------------------------------

Total assets                        27,791         78,924        325,922         277,313       492,025       7,734,107

Liabilities                              -              -              -               -             -               -
                                --------------------------------------------------------------------------------------

Net assets available for
  Plan benefits                     27,791         78,924        325,922         277,313       492,025       7,734,107
                                ======================================================================================

See accompanying notes to financial statements.

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1999



                                  Fund 1         Fund 2         Fund 3         Fund 4         Fund 5         Fund 6
                                  ------         ------         ------         ------         ------         ------
Contributions:
  Participants                  $  266,237        103,400         53,610         123,706        39,751          40,942
  Employer                         104,817         39,787         14,560          41,761        15,285          22,868
  Rollover                          12,911         90,266              -         104,704        11,204             286
                                --------------------------------------------------------------------------------------
                                   383,965        233,453         68,170         270,171        66,240          64,096

Transfer from ESOP Plan:           403,211              -              -               -             -       4,964,825

Investment income:
  Interest and dividends           190,531              -              -               -             -          40,982
  Net appreciation (depreciation)
   in fair value of pooled
   separate accounts                     -         35,771         (8,298)        417,516       172,059        (284,052)
                                --------------------------------------------------------------------------------------
                                   190,531         35,771         (8,298)        417,516       172,059        (243,070)

Participant loan activity:
  Repayment                        104,980         16,253          5,569          24,633         8,093           5,507
  Issuance                        (201,620)       (30,695)        (7,915)        (58,262)      (14,187)         (3,418)
                                --------------------------------------------------------------------------------------
                                   (96,640)       (14,442)        (2,346)        (33,629)       (6,094)          2,089

Benefits and expenses:
  Benefits                        (211,895)       (41,241)        (7,824)        (54,492)      (12,397)        (23,393)
  Administrative expenses           (1,242)          (198)           (35)           (235)          (54)         (3,166)
  Net transfer in (out)           (298,850)       (20,663)       (15,250)        216,535       (58,426)       (153,346)
                                --------------------------------------------------------------------------------------
                                  (511,987)       (62,102)       (23,109)        161,808       (70,877)       (179,905)
                                --------------------------------------------------------------------------------------

Net increase in net
  assets available for Plan
  benefits                         369,080        192,680         34,417         815,866       161,328       4,608,035

Net assets available for Plan
  Benefits:
  Beginning of year              3,554,921        878,831        374,086         755,474       417,258         551,562
                                --------------------------------------------------------------------------------------
  End of year                   $3,924,001      1,071,511        408,503       1,571,340       578,586       5,159,597
                                ======================================================================================



                                                           -CONTINUED-

                           PAULA FINANCIAL AND SUBSIDIARIES
                            401(K) RETIREMENT SAVINGS PLAN

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                               DECEMBER 31, 1999



                                  Fund 7         Fund 8         Fund 9         Fund 10        Fund 11         Total
                                  ------         ------         ------         -------        -------         ------
Contributions:
  Participants                       6,089         21,968         72,542          73,725                       801,970
  Employer                           2,317          6,830         23,265          21,627                       293,117
  Rollover                           2,809          3,160        114,365         112,609             -         452,314
                                --------------------------------------------------------------------------------------
                                    11,215         31,958        210,172         207,961             -       1,547,401

Transfer from ESOP Plan:                 -              -              -               -             -       5,368,036

Investment income:
  Interest and dividends                 -              -              -               -        45,055         276,568
  Net appreciation (depreciation)
   in fair value of pooled
   separate accounts                11,996         22,368         84,543         341,644             -        793,547
                                --------------------------------------------------------------------------------------
                                    11,996         22,368         84,543         341,644        45,055      1,070,115

Participant loan activity:
  Repayment                            345         48,388          3,608          26,688      (244,064)             -
  Issuance                               -        (16,531)       (13,604)        (63,984)      410,216              -
                                --------------------------------------------------------------------------------------
                                       345         31,857         (9,996)        (37,296)      166,152              -

Benefits and expenses:
  Benefits                            (694)        (9,227)       (90,316)        (16,780)      (21,478)      (489,737)
  Administrative expenses                -            (35)           (61)           (235)            -         (5,261)
  Net transfer in (out)             43,323         27,474         91,960         212,298       (45,055)             -
                                --------------------------------------------------------------------------------------
                                    42,629         18,212          1,583         195,283       (66,533)      (494,998)
                                --------------------------------------------------------------------------------------

Net increase in net
  assets available for Plan
  benefits                          66,185        104,395        286,302         707,592       144,674      7,490,554

Net assets available for Plan
  Benefits:
  Beginning of year                 27,791         78,924        325,922         277,313       492,025      7,734,107
                                --------------------------------------------------------------------------------------
  End of year                       93,976        183,319        612,224         984,905       636,699     15,224,661
                                ======================================================================================


See accompanying notes to financial statements.

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                             DECEMBER 31, 1999

(1)  PLAN DESCRIPTION

     The PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan (the
     Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary defined contribution retirement savings plan which qualifies as a salary deferral plan under Sections 401(k) of the Internal Revenue Code and is sponsored by PAULA Financial on behalf of itself and its various subsidiaries (the Company). The Plan offers tax deferral, payroll deduction and several options for investing. Plan participants should refer to the Plan agreement for more complete information.

     ELIGIBILITY

     The Plan covers all regular, full-time, salaried employees of the Company provided they have attained age 21 and have completed one year of eligible service.

     CONTRIBUTIONS

     Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation (as defined by the Plan), limited to the maximum amount allowable by the Internal Revenue Code. This limitation amount is adjusted annually for inflation and is $10,000 for 1999. Participants may suspend contributions or change their account balances among investment options at any time. Participants can only resume previously suspended contributions at the beginning of each fiscal quarter. The Company provides a matching contribution of $0.50 per $1.00 contributed up to the first six percent of compensation contributed.

     With the Plan administrator's approval, distributions from other qualified plans can be deposited into a rollover account in the Plan.

     Participants in the Plan are able to invest their deferred compensation, Company matching contributions and rollover funds in various fund alternatives. The following identifies the funds:

         Fund 1 - CIGNA Guaranteed Income Fund
         Fund 2 - Fidelity Advisor Growth Opportunities Fund
         Fund 3 - Charter Balanced Fund 1 - INVESCO
         Fund 4 - American Century Twentieth Century Ultra Fund
         Fund 5 - Warburg Pincus Advisor Emerging Growth Fund
         Fund 6 - PAULA Financial Common Stock
         Fund 7 - CIGNA Lifetime 20
         Fund 8 - CIGNA Lifetime 40
         Fund 9 - CIGNA Stock Market Index
         Fund 10 - Janus Worldwide

     Fund 11 holds the participant loans.

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS, CONTINUED

     VESTING

     Participants become immediately vested in both their voluntary tax-deferred contributions and the Company matching contributions.

     BENEFITS

     Upon retirement, attaining age 59 1/2, termination, death, permanent disability or proven financial hardship, participants or their beneficiaries are entitled to receive their vested benefits.

     PARTICIPANT ACCOUNT BALANCES

     Separate accounts are maintained for each participant's tax-deferred contributions, Company matching contribution balances and rollover funds. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance in a given fund bears to the total of all account balances in the fund.

     USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

     INVESTMENTS

     Investments are stated at fair value as reported by Connecticut General Life Insurance Company (CIGNA), the carrier of Plan investments. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought and sold, as well as held, during the year.

                       PAULA FINANCIAL AND SUBSIDIARIES
                        401(K) RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS, CONTINUED


     ADMINISTRATIVE EXPENSES

     Administrative expenses relating specifically to the Plan for maintenance, valuation and distribution of participants' account balances, trustee fees, and other expenses relating to outside services provided to the Plan are paid by the Company. Additionally, general administrative expenses incurred by the Plan, such as salary and office space costs, are absorbed by the Company.

(3)  TRUST FUND

     CG Trust Company (an affiliate of CIGNA) has been retained by the Plan as the trustee for the Plan's trust fund. The trustee is authorized to act on the directive of the Plan Committee which consists of seven employees of the Company. CIGNA is the carrier for the Plan's investments.

     The trust fund consists of four types of assets: group annuity contracts, pooled separate accounts, loans to participants and cash. Investments in the above types of assets are made at the direction of the Plan participants.

(4)  ESOP PLAN MERGER

     On September 29, 1999 the Board of Directors of the plan sponsor, PAULA Financial authorized the merger of the PAULA Financial and Subsidiaries Employees Stock Ownership Plan and its related PAULA Financial and Subsidiaries Employee Stock Ownership Trust (collectively, the ESOP plan) into the Plan and its related trust effective October 1, 1999. The merger was completed by December 8, 1999. The ESOP Plan liabilities and pending distributions to participants were paid and the remaining assets consisting of cash ($403,211) and PAULA Financial Common Stock (802,396 shares) were transferred to the 401(K) trust. The PAULA Financial Common Stock was transferred at the September 30, 1999 market value of $6.1875 per share.

(5)  FEDERAL INCOME TAXES

     The Plan has received a letter of determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(6)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

                                               SCHEDULE 1

                                     PAULA FINANCIAL AND SUBSIDIARIES
                                      401(K) RETIREMENT SAVINGS PLAN


SCHEDULE G  PART 1 - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
                                            DECEMBER 31, 1999

                                                                                                                   EIN: 95-4640368
                                                                                                                          Plan 002

                                   AMOUNT RECEIVED         UNPAID      DETAILED DESCRIPTION OF LOAN INCLUDING DATES OF MAKING
                       ORIGINAL    DURING REPORTING        BALANCE     AND MATURITY, INTEREST RATE, THE TYPE AND VALUE OF
  IDENTITY AND         AMOUNT            YEAR             AT END OF    COLLATERAL, ANY RENEGOTIATION OF THE LOAN AND TERMS OF
ADDRESS OF OBLIGOR     OF LOAN    PRINCIPAL INTEREST        YEAR       THE RENEGOTIATION, AND OTHER MATERIAL ITEMS
--------------------------------------------------------------------------------------------------------------------------------


Delilah Ceballos       $6,400        -           -        $2,811       Promissory note dated 1/2/93 payable in 60 monthly
20 Top Place           =========================================       installments of $125.22 including interest at 6.5%.
Salinas, CA 93905                                                      Note is secured by participant's vested account which
                                                                       was $38,291 at 12/31/99.  1/2/96 was the last date
                                                                       payment was received.  A default occurs when any
                                                                       payment is not made on time.  The trustee can
                                                                       declare the whole amount due and payable immediately.
                                                                       The trustee issued a 1996 Form 1099-R.


Abednego DelRosario    $7,000        -           -        $3,665       Promissory note dated 2/28/93 payable in 60 monthly
3008 Via Dolores       =========================================       installments of $137.00 including interest at 6.5%.
Baldwin Park,                                                          Note is secured by participant's vested account which
CA  91706                                                              was $30,810 at 12/31/99.  10/15/95 was the last date
                                                                       payment was received.  A default occurs when any
                                                                       payment is not made on time.  The trustee can
                                                                       declare the whole amount due and payable immediately.
                                                                       The trustee issued a 1996 Form 1099-R.





IDENTITY AND          AMOUNT      OVERDUE
ADDRESS OF OBLIGOR    PRINCIPAL   INTEREST
------------------------------------------


Delilah Ceballos      $2,811          $730
20 Top Place          ====================
Salinas, CA 93905


Abednego DelRosario   $3,665          $940
3008 Via Dolores      =====================
Baldwin Park,
CA 91706




                                              -Continued-

                                     PAULA FINANCIAL AND SUBSIDIARIES
                                      401(K) RETIREMENT SAVINGS PLAN


SCHEDULE G  PART 1 - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
                                            DECEMBER 31, 1999

                                                                                                                   EIN: 95-4640368
                                                                                                                          Plan 002

                                   AMOUNT RECEIVED         UNPAID      DETAILED DESCRIPTION OF LOAN INCLUDING DATES OF MAKING
                       ORIGINAL    DURING REPORTING        BALANCE     AND MATURITY, INTEREST RATE, THE TYPE AND VALUE OF
  IDENTITY AND         AMOUNT            YEAR             AT END OF    COLLATERAL, ANY RENEGOTIATION OF THE LOAN AND TERMS OF
ADDRESS OF OBLIGOR     OF LOAN    PRINCIPAL INTEREST        YEAR       THE RENEGOTIATION, AND OTHER MATERIAL ITEMS
--------------------------------------------------------------------------------------------------------------------------------


George Palmer          $17,500       -           -        $11,850      Promissory note dated 6/30/94 payable in 60 monthly
2928 Weald Way         ==========================================      installments of $352.86 including interest at 7.75%.
 #1423                                                                 Note is secured by participant's vested account which
Sacramento,                                                            was $77,581 at 12/31/99.  4/30/96 was the last date
CA 95833                                                               payment was received.  A default occurs when any
                                                                       payment is not made on time.  The trustee can
                                                                       declare the whole amount due and payable immediately.
                                                                       The trustee issued a 1996 Form 1099-R.




IDENTITY AND           AMOUNT     OVERDUE
ADDRESS OF OBLIGOR    PRINCIPAL   INTEREST
------------------------------------------


George Palmer          $11,850      $3,371
2928 Weald Way         ===================
 #1423
Sacramento,
CA 95833




See accompanying independent auditor's report.

                                  SCHEDULE 2

                      PAULA FINANCIAL AND SUBSIDIARIES
                       401(K) RETIREMENT SAVINGS PLAN

                 SCHEDULE H ITEM 4i - SCHEDULE OF ASSETS HELD
                    FOR INVESTMENT PURPOSES AT END OF YEAR
                              DECEMBER 31, 1999

                                                                                  EIN: 95-4640368
                                                                                         Plan 002
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                                       CURRENT
OR SIMILAR PARTY             DESCRIPTION                               COST             VALUE
-------------------------------------------------------------------------------------------------
                    GROUP ANNUITY CONTRACTS

Connecticut         General Asset Fund
General Life        Guaranteed Income Fund -
Insurance Co.       Contribution period 7/1/95 to
(CIGNA)             12/31/99, annual effective interest
                    rate for 1999 is 5.6%                            $3,900,216       $3,900,216

                                                                   -----------------------------
                    Total General Asset Fund                          3,900,216       $3,900,216
                                                                   -----------------------------

                    POOLED SEPARATE ACCOUNTS

                    Fidelity Advisor Growth
                    Opportunities Fund                                  791,716        1,062,328

                    Charter Balanced Fund 1 - INVESCO                   348,042          405,241

                    American Century Twentieth Century Ultra Fund     1,000,702        1,560,151

                    Warburg Pincus Advisor Emerging Growth Fund         354,331          576,145

                    PAULA Financial Common Stock                      5,569,399        5,155,905

                    CIGNA Lifetime 20                                    79,962           93,142

                    CIGNA Lifetime 40                                   156,209          181,374

                    CIGNA Stock Market Index                            506,294          605,522

                    Janus Worldwide                                     643,698          977,734
                                                                   -----------------------------

                    Total Pooled Separate Accounts                    9,450,353       10,617,542


                                                -Continued-

                      PAULA FINANCIAL AND SUBSIDIARIES
                       401(K) RETIREMENT SAVINGS PLAN

                 SCHEDULE H ITEM 4i - SCHEDULE OF ASSETS HELD
                    FOR INVESTMENT PURPOSES AT END OF YEAR
                              DECEMBER 31, 1999


                                                                                  EIN: 95-4640368
                                                                                         Plan 002
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                                       CURRENT
OR SIMILAR PARTY             DESCRIPTION                               COST             VALUE
-------------------------------------------------------------------------------------------------

                    PARTICIPANT LOANS

                    76 Notes receivable from partici-
                    pants, secured by participants'
                    vested interests in Plan, interest
                    rates at December 31, 1999 range
                    from 6.5% to 9.5%, principal and
                    interest due through August 2009                    636,699          636,699
                                                                   -----------------------------

                    Total investments                               $13,987,278      $15,154,457
                                                                   =============================






See accompanying independent auditor's report.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 23, 2000         PAULA FINANCIAL AND SUBSIDIARIES
                             401(K) RETIREMENT SAVINGS PLAN


                             By:  /s/ James A. Nicholson
                             ------------------------------------------------
                             Senior Vice President and Chief Financial Officer



























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